Exhibit 99.1



MINISO Group Holding Limited
名創優品集團控股有限公司
(A company incorporated in the Cayman Islands with limited liability)
(Stock Code: 9896)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE FISCAL YEAR ENDED JUNE 30, 2023

The board (the "**Board**") of directors (the "**Directors**") of MINISO Group Holding Limited (the "**Company**") is pleased to announce the unaudited consolidated annual results of the Company and its subsidiaries (the "**Group**") for the fiscal year ended June 30, 2023, together with the comparative figures for the corresponding period in 2022. These annual results have been reviewed by the audit committee of the Board (the "**Audit Committee**").

In this announcement, "we", "us", "our" and "MINISO" refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the fiscal year ended June 30,		Year-over-Year ("YoY") change (%)
	2022	**2023**	
	(Renminbi ("RMB") in thousands, except percentages and per share data)		
Revenue	10,085,649	**11,473,208**	13.8%
Gross profit	3,069,761	**4,443,052**	44.7%
Operating profit	882,027	**2,223,011**	152.0%
Profit before taxation	906,813	**2,333,614**	157.3%
Profit for the year	639,743	**1,781,829**	178.5%
Profit for the year attributable to:			
– Equity shareholders of the Company	638,170	**1,768,926**	177.2%
– Non-controlling interests	1,573	**12,903**	720.3%
Earnings per share			
– Basic *(RMB)*	0.53	**1.42**	167.9%
– Diluted *(RMB)*	0.52	**1.41**	171.2%
Adjusted net profit (a non-IFRS measure)	722,578	**1,844,711**	155.3%
Adjusted net earnings per share (a non-IFRS measure)			
– Basic *(RMB)*	0.60	**1.47**	145.0%
– Diluted *(RMB)*	0.59	**1.46**	147.5%

NON-IFRS FINANCIAL MEASURES

In evaluating the business, MINISO considers and uses adjusted net profit and adjusted basic and diluted net earnings per share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO computes adjusted basic and diluted net earnings per share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO's operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, basic and diluted earnings per share, as applicable, or any other measures of performance or as indicators of MINISO's operating performance. Investors are encouraged to review MINISO's historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO's data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit, a non-IFRS measure, for the fiscal years ended June 30, 2022 and 2023 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the year.

	For the fiscal year ended June 30,	
	2022	**2023**
	(RMB in thousands)	
Profit for the year	639,743	**1,781,829**
Add back:		
Equity-settled share-based payment expenses	82,835	**62,882**
Adjusted net profit (a non-IFRS measure)	722,578	**1,844,711**

BUSINESS REVIEW AND OUTLOOK

Business Review for the fiscal year ended June 30, 2023

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Within ten years since we opened our first store in China in 2013, we have successfully incubated two brands – MINISO and TOP TOY. We have built our flagship brand "MINISO" as a globally recognized retail brand and established a store network worldwide. Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products' trendiness, creativeness, high quality and affordability.

During the reporting period, the total number of MINISO stores in China and overseas markets increased from 5,199 as of June 30, 2022 to 5,791 as of June 30, 2023. The number of TOP TOY stores increased from 97 as of June 30, 2022 to 118 as of June 30, 2023. For the fiscal year ended June 30, 2023, the aggregate GMV of the Group reached approximately RMB21.4 billion.

Brands and Products

For the fiscal year ended June 30, 2023, we launched an average of around 530 SKUs in "MINISO" channels per month, and we offered consumers a wide selection of around 9,700 core SKUs, the vast majority of which are under the "MINISO" brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the TOP TOY brand, we offered around 7,000 SKUs as of June 30, 2023 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

As of June 30, 2023, we have established co-branding relationships with 80 IP licensors. We also co-developed new IP with talented independent artists into popular IP products.

Store Network

As of June 30, 2023, we served consumers primarily through a network of around 5,800 MINISO stores, including over 3,600 MINISO stores in China and approximately 2,200 MINISO stores in overseas. The following table shows the number of MINISO stores in China and overseas as of the dates presented:

	As of June 30,	
	2022	2023
Number of MINISO stores		
China	3,226	**3,604**
Directly operated stores	14	**15**
Stores operated under MINISO Retail Partner model	3,195	**3,569**
Stores operated under distributor model	17	**20**
Overseas	1,973	**2,187**
Directly operated stores	133	**176**
Stores operated under MINISO Retail Partner model	208	**252**
Stores operated under distributor model	1,632	**1,759**
Total	5,199	**5,791**

We have also expanded our TOP TOY store network in China. As of June 30, 2023, we had a total of 118 TOP TOY stores, all of which were located in China.

	As of June 30,	
	2022	2023
Number of TOP TOY stores		
Directly operated stores	7	**9**
Stores operated under MINISO Retail Partner model	90	**109**
Total	97	**118**

Store operations in China

As of June 30, 2023, apart from 15 directly operated MINISO stores, 20 distributor MINISO stores and 9 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in China were operated under the MINISO Retail Partner model.

The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

	For the fiscal year ended June 30,	
	2022	2023
Directly operated stores		
Number of stores at the beginning of the period	5	14
Number of new stores opened during the period	13	7
Number of closed stores during the period[1]	4	6
Net increase in number of stores during the period	9	1
Number of stores at the end of the period	14	15
Stores operated under MINISO Retail Partner model		
Number of stores at the beginning of the period	2,919	3,195
Number of new stores opened during the period	477	546
Number of closed stores during the period[1]	201	172
Net increase in number of stores during the period	276	374
Number of stores at the end of the period	3,195	3,569
Stores operated under distributor model		
Number of stores at the beginning of the period	15	17
Number of new stores opened during the period	3	3
Number of closed stores during the period[1]	1	–
Net increase in number of stores during the period	2	3
Number of stores at the end of the period	17	20

Note:

(1)   The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers as of the dates indicated:

	As of June 30,	
	2022	2023
Number of MINISO stores in China		
First-tier cities	466	474
Second-tier cities	1,377	1,496
Third- or lower-tier cities	1,383	1,634
Total	3,226	3,604

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities. For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. The following table shows the number of our MINISO Retail Partners in China for the periods indicated.

	For the fiscal year ended June 30,	
	2022	2023
Number of MINISO Retail Partners at the beginning of the period[1]	821	921
Number of new MINISO Retail Partners during the period[2]	186	230
Number of terminated MINISO Retail Partners during the period[3]	86	111
Net increase in number of MINISO Retail Partners during the period[2]	100	119
Number of MINISO Retail Partners at the end of the period[1]	921	1,040

Notes:

(1)   Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)   We added 186 and 230 new MINISO Retail Partners for the fiscal years ended June 30, 2022 and 2023, respectively. The increase in the number of new MINISO Retail Partners for the fiscal year ended June 30, 2023 was mainly due to our store expansion strategy into more lower-tier cities in China, which demands us to cooperate with more long-tail MINISO Retail Partners with local resources for store expansion purposes.

(3)   The number of terminated MINISO Retail Partners increased to 111 for the fiscal year ended June 30, 2023 from 86 in the previous fiscal year, primarily due to an increase in the number of terminated long-tail MINISO Retail Partners.

As of June 30, 2023, there were 1,022 MINISO Retail Partners invested in MINISO stores in China, and 550 of them had invested for over three years. We only had one distributor for the MINISO brand in Tibet, China during the fiscal year ended June 30, 2023. As of the date of this announcement, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

Our TOP TOY stores are operated under the MINISO Retail Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 9 and 18 MINISO Retail Partners operating TOP TOY stores as of June 30, 2022 and 2023, respectively.

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of June 30, 2023, in overseas markets, there were around 180 stores directly operated by us and over 2,000 MINISO Retail Partner stores and stores operated under the distributor model. As of the date of this announcement, to our knowledge, except for one distributor that is controlled by Mr. YE Guofu ("**Mr. Ye**"), our chairman of the Board and chief executive officer, and another distributor which has a minority shareholding in one of our subsidiaries, all of our overseas MINISO Retail Partners and distributors are independent third parties. For the fiscal year ended June 30, 2023, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	For the fiscal year ended June 30,	
	2022	2023
Directly operated stores		
Number of stores at the beginning of the period	127	133
Number of new stores opened during the period	26	76
Number of closed stores during the period[1]	20	33
Net increase in number of stores during the period	6	43
Number of stores at the end of the period	133	176
Stores operated under MINISO Retail Partner model		
Number of stores at the beginning of the period	195	208
Number of new stores opened during the period	18	69
Number of closed stores during the period[1]	5	25
Net increase in number of stores during the period	13	44
Number of stores at the end of the period	208	252
Stores operated under distributor model		
Number of stores at the beginning of the period	1,488	1,632
Number of new stores opened during the period	239	314
Number of closed stores during the period[1]	95	187
Net increase in number of stores during the period	144	127
Number of stores at the end of the period	1,632	1,759

Note:

(1) The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the fiscal year ended June 30,	
	2022	2023
Number of distributors at the beginning of the period[1]	170	**200**
Number of new distributors during the period[2]	42	**42**
Number of terminated distributors during the period[2]	12	**13**
Net increase in number of distributors during the period	30	**29**
Number of distributors at the end of the period[1]	200	**229**

Notes:

(1)   Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)   Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

As of June 30, 2022 and 2023, we had 31 and 61 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners for the fiscal year ended June 30, 2023 was primarily due to the increase in the number of MINISO Retail Partners in Vietnam and Indonesia.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in China and overseas market, respectively:

	For the fiscal year ended June 30,	
	2022	2023
	(RMB in millions)	
MINISO stores in China		
Total GMV[1]	10,400	**10,671**
Annualized average revenue per MINISO store[2]	2.2	**2.1**
Number of transactions *(in millions)*	285.1	**283.8**
Sales volume of SKUs *(in millions)*	857.8	**814.5**
Average spending per transaction *(RMB)*	36.5	**37.6**
Average selling price *(RMB)*	12.1	**13.1**

Notes:

(1)   Includes GMV generated through MINISO offline stores and Online to Offline ("**O2O**") platforms.

(2)   Annualized average revenue per MINISO store is calculated by (a) revenue of MINISO brand in China dividing by (b) the average number of MINISO stores in China at the beginning and the end of the relevant period.

	For the fiscal year ended June 30,	
	2022	**2023**
	(RMB in millions)	
MINISO stores in overseas markets		
Total GMV	6,414	**9,072**
Asian countries excluding China	2,435	**3,664**
Americas	2,717	**4,204**
Europe	562	**650**
Others	700	**554**
Annualized average revenue per MINISO store[1]	1.4	**1.8**
Asian countries excluding China	1.1	**1.6**
Americas	2.3	**3.0**
Europe	1.3	**0.8**
Others	0.5	**0.6**

Note:

(1) Annualized average revenue per MINISO store is calculated as (a) revenue of MINISO brand in overseas markets divided by (b) the average number of MINISO stores in overseas markets at the beginning and the end of the relevant period.

The following table sets forth the GMV of MINISO brand in China through online channels for the periods indicated:

	For the fiscal year ended June 30,	
	2022	**2023**
	(RMB in millions)	
MINISO brand in China		
Total GMV through online channels[1]	687	**670**

Note:

(1) Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in China. For the fiscal year ended June 30, 2023, our TOP TOY brand achieved a total GMV of RMB774 million through multi-channels. The following table sets forth certain of our key operating data of TOP TOY stores.

	For the fiscal year ended June 30,	
	2022	**2023**
	(RMB in millions)	
TOP TOY stores		
Total GMV	519	**606**
Annualized average revenue per TOP TOY store[1]	5.3	**5.0**
Number of transactions *(in millions)*	4.1	**4.9**
Sales volume of SKUs *(in millions)*	7.6	**9.5**
Average spending per transaction *(RMB)*	126.2	**123.7**
Average selling price *(RMB)*	68.6	**63.9**

Note:

(1)　Annualized average revenue per TOP TOY store is calculated as (a) revenue of TOP TOY brand divided by (b) the average number of TOP TOY stores at the beginning and the end of the relevant period.

The following table sets forth the average number of stores operated by MINISO Retail Partners and distributors as of the dates indicated:

	As of June 30,	
	2022	**2023**
MINISO Retail Partners		
Average number of stores operated[1]	3.6	**3.6**
Distributors		
Average number of stores operated[2]	8.5	**8.0**

Notes:

(1)　Average number of stores operated by MINISO Retail Partners is calculated as dividing the average number of stores operated under the MINISO Retail Partner model at the beginning and the end of the relevant period by the average of number of MINISO Retail Partners at the beginning and the end of the relevant period.

(2)　Average number of stores operated by distributors is calculated as dividing the average number of stores operated under the distributor model at the beginning and the end of the relevant period by the average number of distributors at the beginning and the end of the relevant period.

Recent Developments

Operational Update

According to the Company's preliminary estimates, its major operations achieved the following updates:

July 2023: GMV of MINISO's offline stores in China increased by over 25% year over year, driven by around 14% increase in the average GMV per MINISO store. GMV of MINISO's overseas business increased by around 50% year over year.

August 2023: GMV of MINISO's offline stores in China increased by around 45% year over year, driven by around 25% increase in the average GMV per MINISO store and around 15% increase in the average store count. GMV of MINISO's overseas business increased by more than 45% year over year.

Adoption of Dividend Policy

On July 27, 2023, the Board approved and adopted a dividend policy of the Company (the "**Dividend Policy**"), which aims to provide foreseeable returns to the shareholders of the Company. The Dividend Policy targets an annual dividend of no less than 50% of its annual adjusted net profit, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses. The Board will take into account the Company's actual and expected operations and profitability conditions, capital requirements and surplus, overall financial position, contractual restrictions and other factors that the Board may deem relevant in evaluating the decision and the exact amount of dividends for distribution.

Dividend Declaration

On August 22, 2023, the Board approved the distribution of a final cash dividend in the amount of US$0.412 per American Depositary Share ("**ADS**") or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to the holders of ADS and ordinary shares of record as of the close of business on September 7, 2023, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date will be September 6, 2023. The aggregate amount of cash dividend to be paid is approximately US$128.8 million, which is approximately 50% of the Company's adjusted net profit for fiscal year 2023 and will be funded by capital reserve settled by a cash distribution.

Business Outlook

In spite of the uncertainties brought by the macro environment, looking forward to fiscal year 2024, we will remain focused on our long-term strategic goals: delivering on our globalization strategy, bolstering the strength of our product offerings and optimizing our store network. Going forward, we expect to further grow our business by pursuing the following strategies.

Engaged in global competition, we will take cost advantages and product differentiation as key points. While sticking to our value-for-money proposition, we will continue to produce high-quality IP products featuring IP design to make lifestyle products more fashionable and trendy.

At the same time, we will actively implement the "Super Store" strategy to build a strong brand image in consumers' minds. We are also targeting "Big Beauty", "Big Toys" and "Big IPs" as super categories, and further exploring the room for improving average GMV per store.

In China, we will expand and upgrade our store network by capitalizing on the opportunities in lower-tier cities and taking on more new MINISO Retail Partners to further penetrate more cities in China that we have already covered.

For overseas markets, we will further expand our store network by adopting a different operating model for each market, and will continue to expand our presence in strategic markets such as North America, Asia and Europe.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the fiscal year ended June 30,	
	2022	2023
	(RMB in thousands)	
Revenue	10,085,649	11,473,208
Cost of sales	(7,015,888)	(7,030,156)
Gross profit	3,069,761	4,443,052
Other income	25,931	17,935
Selling and distribution expenses	(1,442,339)	(1,716,093)
General and administrative expenses	(816,225)	(633,613)
Other net income	87,308	114,106
(Credit loss)/reversal of credit loss on trade and other receivables	(28,924)	1,072
Impairment loss on non-current assets	(13,485)	(3,448)
Operating profit	882,027	2,223,011
Finance income	66,344	145,225
Finance costs	(33,396)	(34,622)
Net finance income	32,948	110,603
Share of loss of an equity-accounted investee, net of tax	(8,162)	–
Profit before taxation	906,813	2,333,614
Income tax expense	(267,070)	(551,785)
Profit for the year	639,743	1,781,829
Profit for the year attributable to:		
– Equity shareholders of the Company	638,170	1,768,926
– Non-controlling interests	1,573	12,903

Revenue

Our total revenue increased by 13.8% from RMB10,085.6 million for the fiscal year ended June 30, 2022 to RMB11,473.2 million for the fiscal year ended June 30, 2023, mainly attributable to (i) an increase of 44.6% in revenue from overseas markets, and (ii) an increase of 2.8% in revenue from China.

Cost of Sales

Our cost of sales was RMB7,030.2 million for the fiscal year ended June 30, 2023, compared to RMB7,015.9 million in fiscal year 2022.

Gross Profit and Gross Margin

Gross profit increased by 44.7% from RMB3,069.8 million for the fiscal year ended June 30, 2022 to RMB4,443.1 million for the fiscal year ended June 30, 2023, and gross margin increased from 30.4% to 38.7% during the same period. The increase in gross profit and gross margin was mainly driven by (i) a higher revenue contribution from the Company's overseas markets of 33.3%, compared to 26.2% in fiscal year 2022, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures that the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income decreased by 30.8% from RMB25.9 million for the fiscal year ended June 30, 2022 to RMB17.9 million for the fiscal year ended June 30, 2023, primarily due to the decrease in government grants.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 19.0% from RMB1,442.3 million for the fiscal year ended June 30, 2022 to RMB1,716.1 million for the fiscal year ended June 30, 2023. Excluding share-based compensation expenses, our selling and distribution expenses increased from RMB1,390.3 million to RMB1,671.3 million during the same period, which was primarily due to (i) increased personnel-related expenses, (ii) increased licensing expenses in relation to our growing IP library and enriched offerings of IP products, and (iii) increased promotion and advertising expenses, mainly in connection with our execution of strategic brand upgrade of MINISO in China.

General and Administrative Expenses

Our general and administrative expenses decreased by 22.4% from RMB816.2 million for the fiscal year ended June 30, 2022 to RMB633.6 million for the fiscal year ended June 30, 2023. Excluding equity-settled share-based payment expenses, our general and administrative expenses decreased by 21.6% from RMB785.4 million to RMB615.6 million during the same period, which was primarily due to (i) decreased personnel-related expenses in relation to our cost control measures among our corporate crew, and (ii) decreased depreciation and amortization expenses due to the capitalization of the depreciation of land use right in construction cost of our headquarters building.

Other Net Income

Our other net income increased by 30.7% from RMB87.3 million for the fiscal year ended June 30, 2022 to RMB114.1 million for the fiscal year ended June 30, 2023, primarily due to a net foreign exchange gain of RMB109.1 million in fiscal year 2023, compared to RMB14.0 million in fiscal year 2022, partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB13.5 million and RMB3.4 million for the fiscal years ended June 30, 2022 and 2023, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB2,223.0 million for the fiscal year ended June 30, 2023, representing an increase of 152.0% from RMB882.0 million for the fiscal year ended June 30, 2022.

Net Finance Income

Our net finance income increased by 235.7% from RMB32.9 million for the fiscal year ended June 30, 2022 to RMB110.6 million for the fiscal year ended June 30, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Share of Loss of an Equity-accounted Investee, Net of Tax

For the fiscal year ended June 30, 2023, we did not record any share of loss of an equity-accounted investee, net of tax. For the fiscal year ended June 30, 2022, our share of loss of an equity-accounted investee, net of tax was RMB8.2 million, which was mainly due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and we currently own 100% equity interests of the then equity-accounted investee.

Income Tax Expense

We recorded income tax expense of RMB551.8 million for the fiscal year ended June 30, 2023, compared to RMB267.1 million for the fiscal year ended June 30, 2022.

Profit for the Year

As a result of the foregoing, we recorded a profit for the year of RMB1,781.8 million for the fiscal year ended June 30, 2023, compared to a profit for the year of RMB639.7 million for the fiscal year ended June 30, 2022.

Current Ratio

Our current ratio increased from 2.1 as of June 30, 2022 to 2.5 as of June 30, 2023, primarily due to an increase in total current assets of RMB1,831.4 million mainly as a result of increased cash and cash equivalents and term deposits.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the fiscal year ended June 30, 2023, we funded our cash requirements principally through cash generated from our operations. As of June 30, 2023, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets increased by 25.3% from RMB5,828.3 million as of June 30, 2022, to RMB7,303.3 million. The increase was primarily attributable to (i) the net cash generated from operating activities, and (ii) the proceeds from our Hong Kong public offering and exercise of the over-allotment option in fiscal year 2023.

Significant Investments

We did not make or hold any significant investments during the fiscal year ended June 30, 2023.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the fiscal year ended June 30, 2023.

Pledge of Assets

As of June 30, 2023, none of our Group's assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•   the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•   the expected return of the purchased wealth management products should be not lower than bank's deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•   the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Future Plans for Material Investments or Capital Assets

As of June 30, 2023, we did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2023, our gearing ratio was 0.1%, calculated as loans and borrowings divided by total equity as of the end of the year and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of tax payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate for the shortfall.

In April 2022, Miniso (Guangzhou) Co., Ltd., ("**MINISO Guangzhou**") provided a performance guarantee of RMB175.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. We have met the commitment for the calendar year of 2022 and therefore MINISO Guangzhou is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2023, the above performance guarantee has expired.

In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2023, which was valid from April 1, 2023 to March 31, 2024. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, we are expected to meet the commitment for the calendar year of 2023 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2023.

Lawsuit relating to illicit competition

During the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group's suppliers and a store operated by one of the Group's retail partners relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30.0 million. No provision was made in respect of this claim as of June 30, 2022 as the Directors believed the probability of losing the case was low based on the assessment of the Group's litigation counsel at that time.

As of June 30, 2023, a provision amounting to RMB30.0 million was made based on the first instance judgment made by the court despite that the Group had filed an application of appeal to the court.

Securities class action

A shareholder class action lawsuit relating to the disclosures in the Company's IPO registration and prospectus was filed against the Company and certain of the Company's certain officers and Directors on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the such class. As of June 30, 2023, this action was at its preliminary stage and the Directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Capital Commitment

As of June 30, 2023, our capital commitment was RMB982.6 million, which was attributable to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 3,696 full-time employees as of June 30, 2023, including 2,003 in China and 1,693 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of June 30, 2023.

Function	Number of Employees
Product Development and Supply Chain Management	779
General and Administrative	436
Operations	1,933
Sales and Marketing	114
Technology	177
Business Development	128
Logistics	129
Total	**3,696**

Our total remuneration cost incurred for the fiscal year ended June 30, 2023 was RMB819.6 million, as compared to RMB864.7 million for the fiscal year ended June 30, 2022.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company's share incentive plan may be awarded to employees according to the assessment of individual performance.

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the prospectus of the Company dated June 30, 2022 in relation to the fully-exempt continuing connected transactions of the Company pursuant to Chapter 14A of the Rules Governing the Listing of Securities on the HKEX (the "**Listing Rules**"). On June 27, 2022, Miniso Hong Kong Limited ("**MINISO HK**"), for itself and on behalf of other members of the Group, entered into a framework agreement (the "**IP Licensing, Sales and Distribution Framework Agreement**") with MINISO Lifestyle Nigeria Limited ("**MINISO Nigeria**") to grant to MINISO Nigeria (i) exclusive licenses for the use of certain intellectual property rights in Nigeria owned by MINISO HK, including but not limited to trademarks, particular package and decoration, patents, technical know-how and operation standard (the "**Licensed IP Rights**") that are owned by us charged by a one-off license fee based on the term of the licensing arrangement; and (ii) an exclusive right to establish MINISO stores in Nigeria as a distributor of the Group, with effect from July 13, 2022 (the "**Listing Date**").

MINISO Nigeria will use the Licensed IP Rights within the scope specified in the IP Licensing, Sales and Distribution Framework Agreement. In addition, under the agreement, MINISO HK will sell and distribute to MINISO Nigeria the products under the brand of MINISO, including products which comprise intellectual property licensed by external IP licensors collaborating with the brand of MINISO.

The IP Licensing, Sales and Distribution Framework Agreement has a term of three years commencing on the Listing Date and ending on June 30, 2025 (both days inclusive).

Reasons for and benefits of the transaction

As the Licensed IP Rights has obtained wide consumer and social recognition with substantial reputation and goodwill in the "MINISO" brand, the Directors considered that granting of the Licensed IP Rights to MINISO Nigeria, being the Group's distributor, will enable MINISO Nigeria to leverage on the popularity and reputation of the Group, thereby further promote the sale of IP Licensed Products and contribute to the growth of the Group's business.

The Directors (including the independent non-executive Directors) are of the view that the IP Licensing, Sales and Distribution Framework Agreement is entered into on normal commercial terms that are fair and reasonable, in the ordinary and usual course of business of the Company, and in the interests of the Company and the shareholders as a whole.

Pricing policy

The price of the products shall be fair and reasonable and determined with reference to the cost of production of the relevant products, plus a profit margin of a range between 30% to 40% determined through arm's length negotiation with reference to the comparable profit margin of other overseas distributors of the Company and the prevailing profit margin in the market for comparable products.

The license fee is a one-off fixed fee of up to RMB6.0 million. It is determined based on various factors, including but not limited to location of the stores, local economic conditions and the number of stores owned by the relevant distributors. The license fees may be waived for distributors who operate a large number of stores and/or with whom the Company has had a long-term relationship.

Historical transaction amounts

As the transactions under the IP Licensing, Sales and Distribution Framework Agreement only commenced after the Listing Date, the historical transaction amounts for the fiscal year ended June 30, 2022 were nil. The actual transaction amount for the fiscal year ended June 30, 2023 was approximately RMB18.0 million.

Annual caps

The revised annual caps of the transaction amount in respect of the IP Licensing, Sales and Distribution Framework Agreement for the remaining two years ending June 30, 2025 are set out in the table below:

	For the fiscal year ending June 30,	
	2024	**2025**
	(RMB in million)	
Annual caps in respect of the IP Licensing, Sales and Distribution Framework Agreement	36.0	50.0

Basis for the annual caps

The annual caps for the IP Licensing, Sales and Distribution Framework Agreement were determined with reference to:

(a)   the aforesaid historical transaction amounts and the existing agreements and projects between the Group and MINISO Nigeria;

(b)   the expected demand of MINISO Nigeria for the products based on their business needs;

(c)   the pricing policy of the Group with reference to the comparable profit margin of other overseas distributors of the Company and the prevailing profit margin in the market for comparable products; and

(d)   the resources budgeted by Group for the supply of products to MINISO Nigeria.

Listing Rules implications

Mr. Ye is the chairman of the Board, an executive Director, the chief executive officer and a controlling shareholder of the Company and therefore a connected person (as defined in the Listing Rules) of the Company under the Listing Rules.

As MINISO Nigeria is controlled by YGF MC Limited which is wholly-owned by Mr. Ye, MINISO Nigeria is an associate of Mr. Ye and therefore also a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the IP Licensing, Sales and Distribution Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Save for Mr. Ye, none of the Directors had a material interest in the matters contemplated therein nor was any of them required to abstain from voting on the relevant Board resolutions approving the IP Licensing, Sales and Distribution Framework Agreement and the transactions contemplated thereunder.

In the course of preparing the annual results of the Group for the fiscal year ended June 30, 2023 ("**FY2023**"), the Board became aware that the actual transaction amount under the IP Licensing, Sales and Distribution Framework Agreement for FY2023 was approximately RMB18.0 million, and the corresponding highest applicable percentage ratio (as defined in the Listing Rules) has exceeded the de minimis threshold of 0.1% pursuant to Rule 14A.76(1) of the Listing Rules, but is less than 5%. Accordingly, it should be subject to the reporting, announcement and annual review requirements, but exempt from independent shareholders' approval requirements pursuant to Rule 14A.76(2) of the Listing Rules.

The actual transaction amount exceeding the expected de minimis threshold for FY2023 is mainly attributable to the higher than expected demand for our products from MINISO Nigeria. The Company will endeavor to further strengthen its internal control and ensure that the relevant transactions and proposed annual caps set out above will meticulously be monitored on a continuous basis going forward.

Internal control

The Company shall continue to enhance its internal control management and strictly control the audit regarding compliance and risk control matters of its businesses, thereby avoiding the re-occurrence of similar incidents. In particular, the Company has adopted the following internal control procedures to manage the continuing connected transactions and annual cap under the IP Licensing, Sales and Distribution Framework Agreement:

(i) the finance department of the Company will closely monitor and record the actual transaction amounts of the continuing connected transactions under the IP Licensing, Sales and Distribution Framework Agreement to ensure that the annual cap will not be exceeded;

(ii) regular checks will be conducted to review and assess whether the relevant continuing connected transactions are conducted in accordance with the terms of the IP Licensing, Sales and Distribution Framework Agreement and the price charged for a specific transaction is fair and reasonable and in accordance with the aforesaid pricing policy;

(iii) review reports containing details such as the latest utilisation rate of the annual caps and the updated list of relevant continuing connected transactions, will be prepared by the relevant personnel of the Group on a monthly basis. In the event that the utilisation rate of the relevant annual cap reaches 80%, the Board will be informed for considering if the relevant cap shall be revised and, if so, the Company will further comply with relevant requirements under the Listing Rules;

(iv) the auditors of the Company will conduct review (which is subject to the annual review and disclosure requirements under the Listing Rules) on the continuing connected transactions on an annual basis and confirm (a) whether the transactions under the IP Licensing, Sales and Distribution Framework Agreement have been approved by the Board; (b) whether the transactions are in accordance with the Group's pricing policies in all material respects; (c) whether the transactions are entered into in accordance with the IP Licensing, Sales and Distribution Framework Agreement; and (d) whether the annual cap has not been exceeded; and

(v) the independent non-executive Directors will conduct an annual review (which is subject to the annual review and disclosure requirements under the Listing Rules) to confirm that the transactions under the IP Licensing, Sales and Distribution Framework Agreement are (a) in the ordinary and usual course of business of the Group; (b) on normal commercial terms or better; and (c) the transactions are conducted in accordance with the IP Licensing, Sales and Distribution Framework Agreement, which the terms are fair and reasonable as well as in the interests of the shareholders as a whole.

Furthermore, the Company has appointed a compliance adviser from the Listing Date until the date on which it dispatches its annual report in respect of its financial results for the first full financial year after the Listing Date (i.e. covering the first full financial year after publishing the upcoming annual report) in compliance with the applicable Listing Rules, and will continue to work with its compliance adviser to ensure compliance with the Listing Rules. Going forward, the Company will continue to comply with the requirements under the Listing Rules, carry out relevant corporate governance procedures and make appropriate disclosure in a timely manner to ensure compliance with the Listing Rules.

Information of the parties

The Group: The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The principal activity of the Company is investment holding. The principal businesses of the Group are the retail and wholesale of lifestyle and pop toy products across the PRC, other parts of Asia, America, Europe and certain other countries.

MINISO HK: MINISO HK, a limited liability company established under the laws of Hong Kong on January 23, 2018 and an indirect wholly-owned subsidiary of the Company. It is principally engaged in the wholesale of lifestyle products.

MINISO Nigeria: MINISO Nigeria is a limited liability company established under the laws of Nigeria on May 3, 2017. It is controlled by YGF MC Limited which is wholly-owned by Mr. Ye. MINISO Nigeria is a distributor of the Company and is principally engaged in the distribution of lifestyle products to retail customers in Nigeria.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

Since the listing on the Main Board of The Stock Exchange of Hong Kong Limited (the "**HKEX**") on July 13, 2022 (the "**Listing**") , we have complied with all the applicable code provisions of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Part 2 of Appendix 14 to the Listing Rules, save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On November 15, 2022, the HKEX granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Ye.

Specific enquiry has been made to all the Directors and each of the Directors has confirmed that he/she has complied with the Code after the Listing and up to the date of this announcement.

BOARD COMMITTEES

To oversee particular aspects of the Company's affairs, the Board has established three Board committees, including the Audit Committee, the compensation committee (the "**Compensation Committee**") and the nominating and corporate governance committee (the "**Nominating and Corporate Governance Committee**") (together, the "**Board Committees**"). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a) to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b) to review the adequacy of our internal control over financial reporting; and

(c) to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed the unaudited annual results of the Company for the fiscal year ended June 30, 2023 and has met with the independent auditor, KPMG. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the fiscal year ended June 30, 2023 is still in progress. The figures in respect of the Company's unaudited consolidated statement of financial position, unaudited consolidated statement of profit or loss, unaudited consolidated statement of profit or loss and other comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated statement of cash flows and the related notes thereto as of and for the fiscal year ended June 30, 2023 as set out in the preliminary announcement have been compared by the Company's auditor, KPMG, to the amounts set out in the Company's draft consolidated financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect did not constitute an audit, review or other assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by KPMG.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a)   to review and make recommendations to the Board with respect to Directors' compensation;

(b)   to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c)   to review and approve the compensation of our other executive officers and senior management.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with Rule 3.27A of the Listing Rules and the Corporate Governance Code.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a)   in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board Committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b)   in respect of its corporate governance functions, to ensure that our Company is operated and managed for the benefit of all shareholders and to ensure our Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of our Company.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

After the Listing and up to the date of this announcement, the Company repurchased a total of 166,000 ordinary shares of the Company (the "**Shares**") at an aggregate consideration (before all the relevant expenses) of HK$1,694,572 on the HKEX and a total of 824,217 ADSs at an aggregate consideration (before all the relevant expenses) of US$4,208,433 on the New York Stock Exchange. As of the date of this announcement, all such repurchased Shares and ADSs have been cancelled.

Particulars of the repurchases made by the Company during the period from the Listing Date and up to the date of this announcement are as follows:

HKEX

Trading Month	No. of Shares repurchased	Price paid per Share		Aggregate consideration paid (before all the relevant expenses)
		Highest price	Lowest price	
		(HK$)	(HK$)	(HK$)
October 2022	166,000	10.38	9.98	1,694,572

New York Stock Exchange[1]

Trading Month	No. of Shares repurchased	Price paid per Share		Aggregate consideration paid (before all the relevant expenses)
		Highest price	Lowest price	
		(US$)	(US$)	(US$)
October 2022	2,921,668	1.3900	1.1150	3,662,897
November 2022	375,200	1.4975	1.4025	545,536

Note:

(1) In addition, 9,090 ADSs representing a total of 36,360 Shares have also been purchased on the New York Stock Exchange at an average price of US$1.39 per Share during the period from the Listing Date and up to the date of this announcement for the benefit of the Company's ESOP platforms pursuant to its currently effective share incentive plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the HKEX or on the New York Stock Exchange during the period from the Listing Date and up to the date of this announcement.

Use of Proceeds from the Global Offering

On July 13, 2022, the Shares were listed on the Main Board of the HKEX. The net proceeds from the global offering were HK$482.1 million. As of June 30, 2023, there has been no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the prospectus of the Company dated June 30, 2022. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 48 months from the Listing.

As of June 30, 2023, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of total net proceeds	Amount of net proceeds	Amount of net proceeds utilized during the fiscal year ended June 30, 2023	Amount of net proceeds unutilized amount as of June 30, 2023
		(HK$ million)	(HK$ million)	(HK$ million)
Store network expansion and upgrade	25%	120.5	120.5	–
Supply chain improvement and product development	20%	96.4	96.4	–
Strengthen our technology capabilities	20%	96.4	47.0	49.4
Invest in brand promotion and incubation	20%	96.4	96.4	–
Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business	5%	24.2	24.2	–
Working capital and general corporate purposes	10%	48.2	48.2	–
Total	**100%**	**482.1**	**432.7**	**49.4**

Dividend

The Board approved a special cash dividend in the amount of US$0.172 per ADS or US$0.043 per Share on August 17, 2022, which has been paid to the holders of the ADSs and the Shares on around September 9, 2022.

On August 22, 2023, the Board approved a final cash dividend in the amount of US$0.412 per ADS or US$0.103 per Share, payable as of the close of business on September 19, 2023 to the holders of ADS and Shares of record as of the close of business on September 7, 2023, New York Time and Beijing/Hong Kong Time, respectively.

Unaudited Consolidated Statement of Profit or Loss
(Expressed in thousands of Renminbi, except for per share data)

	Note	For the year ended June 30, 2022	2023
		RMB'000	RMB'000
Revenue	3	10,085,649	**11,473,208**
Cost of sales	5	(7,015,888)	**(7,030,156)**
Gross profit		3,069,761	**4,443,052**
Other income	4	25,931	**17,935**
Selling and distribution expenses	5	(1,442,339)	**(1,716,093)**
General and administrative expenses	5	(816,225)	**(633,613)**
Other net income	6	87,308	**114,106**
(Credit loss)/reversal of credit loss on trade and other receivables		(28,924)	**1,072**
Impairment loss on non-current assets		(13,485)	**(3,448)**
Operating profit		882,027	**2,223,011**
Finance income		66,344	**145,225**
Finance costs		(33,396)	**(34,622)**
Net finance income	7	32,948	**110,603**
Share of loss of an equity-accounted investee, net of tax		(8,162)	**–**
Profit before taxation		906,813	**2,333,614**
Income tax expense	8	(267,070)	**(551,785)**
Profit for the year		639,743	**1,781,829**
Attributable to:			
Equity shareholders of the Company		638,170	**1,768,926**
Non-controlling interests		1,573	**12,903**
Profit for the year		639,743	**1,781,829**
Earnings per share			
Basic earnings per share (RMB)	9	0.53	**1.42**
Diluted earnings per share (RMB)	9	0.52	**1.41**

Unaudited Consolidated Statement of Profit or Loss and other Comprehensive Income
(Expressed in thousands of Renminbi)

	For the year ended June 30,	
	2022	2023
	RMB'000	*RMB'000*
Profit for the year	639,743	1,781,829
Items that may be reclassified subsequently to profit or loss:		
Exchange differences on translation of financial statements of foreign operations	40,494	41,198
Other comprehensive income for the year	40,494	41,198
Total comprehensive income for the year	680,237	1,823,027
Attributable to:		
Equity shareholders of the Company	677,667	1,803,797
Non-controlling interests	2,570	19,230
Total comprehensive income for the year	680,237	1,823,027

Unaudited Consolidated Statement of Financial Position
(Expressed in thousands of Renminbi)

	Note	As at June 30, 2022	As at June 30, 2023
		RMB'000	*RMB'000*
ASSETS			
Non-current assets			
Property, plant and equipment	10	419,894	**534,634**
Right-of-use assets	11	2,342,589	**2,552,600**
Intangible assets		43,066	**25,277**
Goodwill		19,388	**21,069**
Deferred tax assets		154,333	**161,617**
Other investments	12	–	**73,870**
Other receivables	14	28,274	**74,641**
Prepayments		201,682	**–**
Term deposits		–	**100,000**
		3,209,226	**3,543,708**
Current assets			
Other investments	12	210,523	**205,329**
Inventories	13	1,188,095	**1,450,519**
Trade and other receivables	14	1,056,198	**1,150,156**
Cash and cash equivalents	15	5,348,492	**6,489,213**
Restricted cash	16	32,376	**27,073**
Term deposits		236,878	**581,715**
		8,072,562	**9,904,005**
Total assets		11,281,788	**13,447,713**
EQUITY			
Share capital	18	92	**95**
Additional paid-in capital	18	7,982,824	**7,254,871**
Other reserves		993,307	**1,106,718**
(Accumulated losses)/retained earnings		(1,944,581)	**539,331**
Equity attributable to equity shareholders of the Company		7,031,642	**8,901,015**
Non-controlling interests		(4,242)	**17,253**
Total equity		7,027,400	**8,918,268**

	Note	As at June 30,	
		2022	2023
		RMB'000	RMB'000
LIABILITIES			
Non-current liabilities			
Contract liabilities		51,658	**46,754**
Loans and borrowings		6,503	**7,215**
Lease liabilities		393,068	**556,801**
Deferred income		14,488	**33,080**
		465,717	**643,850**
Current liabilities			
Loans and borrowings		445	**–**
Trade and other payables	17	3,072,991	**3,019,302**
Contract liabilities		361,522	**292,887**
Lease liabilities		257,997	**328,933**
Deferred income		6,295	**6,778**
Current taxation		89,421	**237,695**
		3,788,671	**3,885,595**
Total liabilities		4,254,388	**4,529,445**
Total equity and liabilities		11,281,788	**13,447,713**

Unaudited Consolidated Statement of Changes in Equity
(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company									Non-controlling interests	Total equity
	Share capital	Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Accumulated Losses	Total		
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at July 1, 2021	92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the year ended June 30, 2022											
Profit for the year						–	–	638,170	638,170	1,573	639,743
Other comprehensive income for the year	–	–	–	–	–	39,497	–	–	39,497	997	40,494
Total comprehensive income for the year	–	–	–	–	–	39,497	–	638,170	677,667	2,570	680,237
Dividend declared	–	(306,255)	–	–	–	–	–	–	(306,255)	–	(306,255)
Exercise of options	–*	589	–	–	–	–	–	–	589	–	589
Release of ordinary shares from share incentive plan	–*	(670)	–	670	–	–	–	–	–	–	–
Repurchase of shares	–	–	–	(82,160)	–	–	–	–	(82,160)	–	(82,160)
Equity settled share-based transactions	–	–	–	–	82,835	–	–	–	82,835	–	82,835
Appropriation to statutory reserve	–	–	–	–	–	–	24,460	(24,460)	–	–	–
Balance at June 30, 2022	92	7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

*   *The amount was less than RMB1,000.*

Attributable to equity shareholders of the Company

	Share capital RMB'000	Additional paid-in capital RMB'000	Merger reserve RMB'000	Treasury shares RMB'000	Share-based payment reserve RMB'000	Translation reserve RMB'000	PRC statutory reserve RMB'000	(Accumulated losses) /retained earnings RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
Balance at July 1, 2022	92	7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400
Changes in equity for the year ended June 30, 2023											
Profit for the year	–	–				–	–	1,768,926	1,768,926	12,903	1,781,829
Other comprehensive income for the year	–	–				34,871	–	–	34,871	6,327	41,198
Total comprehensive income for the year	–	–				34,871	–	1,768,926	1,803,797	19,230	1,823,027
Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	3	408,018	–	–	–	–	–	–	408,021	–	408,021
Dividend declared	–	(370,787)	–	–	–	–	–	–	(370,787)	–	(370,787)
Offset of accumulated losses	–	(730,898)	–	–	–	–	–	730,898	–	–	–
Exercise of options and subscription of restricted share units	–*	380	–	–	–	–	–	–	380	–	380
Release of ordinary shares from share incentive plan	–*	(616)	–	616	–	–	–	–	–	–	–
Repurchase of shares	–	–	–	(32,711)	–	–	–	–	(32,711)	–	(32,711)
Cancellation of shares	–*	(31,841)	–	31,841	–	–	–	–	–	–	–
Equity settled share-based transactions	–	–	–	–	62,882	–	–	–	62,882	–	62,882
Appropriation to statutory reserve	–	–	–	–	–	–	15,912	(15,912)	–	–	–
Acquisition of non-controlling interests	–	(2,209)	–	–	–	–	–	–	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests	–	–	–	–	–	–	–	–	–	99	99
Balance at June 30, 2023	95	7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

* *The amount was less than RMB1,000.*

33

Unaudited Consolidated Statement of Cash Flows
(Expressed in thousands of Renminbi)

	Note	For the year ended June 30, 2022	2023
		RMB'000	*RMB'000*
Cash flows from operating activities			
Cash generated from operations		1,636,392	**2,084,952**
Income tax paid		(230,130)	**(418,922)**
Net cash from operating activities		1,406,262	**1,666,030**
Cash flows from investing activities			
Payment for purchases of property, plant, equipment and intangible assets		(290,108)	**(174,147)**
Payment for acquisition of land use right		(944,099)	**–**
Proceeds from disposal of property, plant and equipment and intangible assets		351	**5,224**
Refund of prepayments		–	**200,000**
Payments for purchases of other investments		(12,627,323)	**(7,880,763)**
Proceeds from disposal of other investments		12,525,477	**7,808,395**
Placement of term deposits		(236,878)	**(761,371)**
Release of term deposits		–	**316,542**
Interest income		66,344	**145,225**
Investment income from other investments		63,801	**42,921**
Acquisition of a subsidiary, net of cash acquired		(683,483)	**4,568**
Net cash used in investing activities		(2,125,918)	**(293,406)**
Cash flows from financing activities			
Proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		–	**469,683**
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of options		589	**382**
Repayment of loans and borrowings		(5,295)	**(206)**
Payment of capital element and interest element of lease liabilities		(317,017)	**(346,008)**
Payments of repurchase of shares		(82,160)	**(32,711)**
Prepayments for repurchase of shares		(3,375)	**(3,693)**
Interest paid		(1,000)	**–**
Dividends paid		(306,255)	**(370,787)**
Payments of listing expenses relating to Hong Kong public offering		(19,046)	**(42,616)**
Net cash used in financing activities		(733,559)	**(325,956)**
Net (decrease)/increase in cash and cash equivalents		(1,453,215)	**1,046,668**
Cash and cash equivalents at the beginning of the year		6,771,653	**5,348,492**
Effect of movements in exchange rates on cash held		30,054	**94,053**
Cash and cash equivalents at the end of the year	15	5,348,492	**6,489,213**

NOTES

(Expressed in thousands of Renminbi unless otherwise indicated)

1   Significant accounting policies

(a)   Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("**IFRSs**") as issued by the International Accounting Standards Board ("**IASB**"), and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the HKEX.

(b)   Basis of preparation

The Group has adopted June 30 as its financial year end date.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments are stated at their fair value.

(c)   Changes in accounting policies

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

•   Amendments to IAS16, Property, plant and equipment: Proceeds before intended use

•   Amendments to IAS 37: Onerous contracts – Cost of fulfilling a contract

•   Annual improvements to IFRS standards 2018-2020

•   Amendments to IFRS 3: Reference to the conceptual framework

None of these developments have had a material effect on how the Group's results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2   Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand during the years ended June 30, 2022 and 2023.

No other operating segments have been aggregated to these reportable segments, but have been aggregated and presented as "other segment". Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2022 and 2023. The segment information is as follows:

Reportable segments	Operations
MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i) Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the year ended June 30, 2022				
	Reportable segments			Other segment	Total
	MINISO brand	TOP TOY brand	Total reportable segments		
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
External revenues	9,468,718	446,930	9,915,648	170,001	10,085,649
Inter-segment revenue	895	501	1,396	215,183	216,579
Segment revenue	9,469,613	447,431	9,917,044	385,184	10,302,228
Segment profit/(loss) before taxation	941,037	(81,536)	859,501	97,455	956,956
Finance income	62,218	416	62,634	3,190	65,824
Finance costs	(26,481)	(6,904)	(33,385)	(11)	(33,396)
Depreciation and amortization	(317,273)	(32,528)	(349,801)	(1,916)	(351,717)
Other material non-cash items:					
– credit loss on trade and other receivables	(27,054)	(1,762)	(28,816)	(108)	(28,924)
– impairment loss on non-current assets	(8,656)	(4,829)	(13,485)	–	(13,485)
Segment assets	8,310,214	519,814	8,830,028	171,163	9,001,191
Additions to non-current assets during the year*	319,809	141,101	460,910	8,510	469,420
Segment liabilities	3,552,457	620,953	4,173,410	62,341	4,235,751

	As at and for the year ended June 30, 2023				
	Reportable segments			**Other segment**	**Total**
	MINISO brand	**TOP TOY brand**	**Total reportable segments**		
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
External revenues	**10,861,222**	**533,367**	**11,394,589**	**78,619**	**11,473,208**
Inter-segment revenue	**71**	**7,946**	**8,017**	**367,032**	**375,049**
Segment revenue	**10,861,293**	**541,313**	**11,402,606**	**445,651**	**11,848,257**
Segment profit/(loss) before taxation	**2,354,357**	**(20,412)**	**2,333,945**	**17,814**	**2,351,759**
Finance income	**139,577**	**1,201**	**140,778**	**2,969**	**143,747**
Finance costs	**(29,751)**	**(4,863)**	**(34,614)**	**(8)**	**(34,622)**
Depreciation and amortization	**(302,070)**	**(64,405)**	**(366,475)**	**(4,339)**	**(370,814)**
Other material non-cash items:					
– reversal of credit loss/(credit loss) on trade and other receivables	**1,409**	**(246)**	**1,163**	**(91)**	**1,072**
– impairment loss on non-current assets	**(1,433)**	**(2,015)**	**(3,448)**	**–**	**(3,448)**
Segment assets	**10,573,747**	**361,397**	**10,935,144**	**190,366**	**11,125,510**
Additions to non-current assets during the year*	**933,768**	**37,434**	**971,202**	**4,221**	**975,423**
Segment liabilities	**3,937,784**	**493,044**	**4,430,828**	**43,699**	**4,474,527**

* The additions to non-current assets do not include additions to deferred tax assets, non-current prepayments and non-current other investments.

(ii) ***Reconciliations of information on reportable segments to the amounts reported in the financial statements***

	For the year ended June 30,	
	2022	**2023**
	RMB'000	***RMB'000***
i. Revenue		
Total revenue for reportable segments	9,917,044	**11,402,606**
Revenue for other segment	385,184	**445,651**
Elimination of inter-segment revenue	(216,579)	**(375,049)**
Consolidated revenue	10,085,649	**11,473,208**
ii. Profit before taxation		
Total profit before taxation for reportable segments	859,501	**2,333,945**
Profit before taxation for other segment	97,455	**17,814**
Unallocated amounts:		
– Share of loss of an equity-accounted investee, net of tax	(8,162)	**–**
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	(41,981)	**(18,145)**
Consolidated profit before taxation	906,813	**2,333,614**

	As at June 30,	
	2022	**2023**
	RMB'000	***RMB'000***
iii. Assets		
Total assets for reportable segments	8,830,028	**10,935,144**
Assets for other segment	171,163	**190,366**
Other unallocated amounts		
– Assets relating to construction of headquarters building	2,028,095	**2,078,833**
– Apartments for use as staff quarters	252,502	**243,370**
Consolidated total assets	11,281,788	**13,447,713**
iv. Liabilities		
Total liabilities for reportable segments	4,173,410	**4,430,828**
Liabilities for other segment	62,341	**43,699**
Other unallocated amounts		
– Liabilities relating to construction of headquarters building	18,637	**54,918**
Consolidated total liabilities	4,254,388	**4,529,445**

v. Other material items

	For the year ended June 30, 2022			
	Reportable segment totals	Other segment	Unallocated amount	Consolidated totals
	RMB'000	RMB'000	RMB'000	RMB'000
Finance income	62,634	3,190	520	66,344
Finance costs	(33,385)	(11)	–	(33,396)
Depreciation and amortization	(349,801)	(1,916)	(38,154)	(389,871)
Credit loss on trade and other receivables	(28,816)	(108)	–	(28,924)
Impairment loss on non-current assets	(13,485)	–	–	(13,485)

	For the year ended June 30, 2023			
	Reportable segment totals	Other segment	Unallocated amount	Consolidated totals
	RMB'000	RMB'000	RMB'000	RMB'000
Finance income	140,778	2,969	1,478	145,225
Finance costs	(34,614)	(8)	–	(34,622)
Depreciation and amortization	(366,475)	(4,339)	(20,353)	(391,167)
Reversal of credit loss/(credit loss) on trade and other receivables	1,163	(91)	–	1,072
Impairment loss on non-current assets	(3,448)	–	–	(3,448)

(iii) Geographic information

The geographic information analyses the Group's revenue and non-current assets by the Group's country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year ended June 30,	
	2022	2023
	RMB'000	RMB'000
i. Revenue		
the PRC (place of domicile)	7,442,156	7,650,821
Other Asian countries excluding the PRC	1,174,323	1,821,080
America	1,189,119	1,738,058
Europe	174,691	151,496
Others	105,360	111,753
	10,085,649	11,473,208

	As at June 30,	
	2022	2023
	RMB'000	RMB'000
ii. Non-current assets		
the PRC (place of domicile)	2,575,241	2,672,426
Other Asian countries excluding the PRC	63,021	121,614
America	204,459	512,322
Europe	10,490	1,859
	2,853,211	3,308,221

Non-current assets exclude deferred tax assets, non-current prepayments and non-current other investments.

3   Revenue

The Group's revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group's self-operated online stores on WeChat Mini Program, third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)   Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the year ended June 30,	
	2022	2023
	RMB'000	RMB'000
Major products/service lines		
– Sales of lifestyle and pop toy products		
– Retail sales in self-operated stores	555,226	990,048
– Product sales to franchisees	5,499,267	5,960,518
– Sales to offline distributors	2,072,061	2,612,742
– Online sales	651,039	706,397
– Other sales channels	220,069	87,530
Sub-total	8,997,662	10,357,235
– License fees, sales-based royalties, and sales-based management and consultation service fees		
– License fees	109,166	84,711
– Sales-based royalties	97,453	102,089
– Sales-based management and consultation service fees	478,775	500,775
Sub-total	685,394	687,575
– Others*	402,593	428,398
	10,085,649	11,473,208
Timing of revenue recognition		
– Point in time	9,321,490	10,619,987
– Over time	764,159	853,221
Revenue from contracts with customers	10,085,649	11,473,208

Note:

*   Others mainly represented sales of fixtures to franchisees and distributors and membership fee income.

4   Other income

	For the year ended June 30,	
	2022	2023
	RMB'000	RMB'000
Tax refund	3,231	2,660
Government grants[(i)]	16,663	8,807
Income from depositary bank[(ii)]	6,037	6,468
	25,931	17,935

Notes:

(i)   Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC. During the year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule with an aggregated amount of USD1,320,000 (equivalent to RMB8,548,000).

(ii)   The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period.

5   Expenses by nature

	For the year ended June 30,	
	2022	2023
	RMB'000	RMB'000
Cost of inventories	6,870,976	6,859,362
Payroll and employee benefits[(i)]	864,693	819,592
Rental and related expenses	33,354	69,174
Depreciation and amortization[(ii)]	389,871	391,167
Licensing expenses	149,612	249,437
Promotion and advertising expenses	242,681	315,976
Logistics expenses	272,363	295,933
Travelling expenses	66,172	66,544
Other expenses	384,730	312,677
Total cost of sales, selling and distribution and general and administrative expenses	9,274,452	9,379,862

Notes:

(i)   Payroll and employee benefits are analyzed as follows:

	For the year ended June 30,	
	2022	2023
	RMB'000	RMB'000
Salaries, wages and bonus	666,968	657,236
Contributions to social security contribution plan	77,903	75,168
Welfare expenses	36,987	24,306
Equity-settled share-based payment expenses	82,835	62,882
	864,693	819,592

(ii)   Depreciation and amortization are analyzed as follows:

	For the year ended June 30,	
	2022	2023
	RMB'000	*RMB'000*
Property, plant and equipment	58,865	70,706
Right-of-use assets	309,606	334,193
Less: amount capitalized as construction in progress	–	(33,907)
Intangible assets	21,400	20,175
	389,871	391,167

6   Other net income

	For the year ended June 30,	
	2022	2023
	RMB'000	*RMB'000*
Net foreign exchange gain[i]	14,041	109,095
Losses on disposal of property, plants and equipment and intangible assets	(5,614)	(5,350)
Investment income from other investments	63,801	42,921
Scrap income	11,808	12,137
Net change in fair value of other investments	5,709	(3,692)
Litigation compensation[ii]	(15,576)	(37,710)
Gains relating to cancellation and modification of lease contracts	13,456	193
Others	(317)	(3,488)
	87,308	114,106

Notes:

(i)   Net foreign exchange gain for the year ended June 30, 2023 was mainly caused by the appreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar cash and cash equivalents and trade and other receivables.

(ii)   Litigation compensation for the years ended June 30, 2022 and 2023 mainly represented the provisions made for the lawsuits relating to employees' compensation and illicit competition.

7   Net finance income

	For the year ended June 30,	
	2022	2023
	RMB'000	*RMB'000*
Finance income		
– Interest income	66,344	145,225
Finance costs		
– Interest on loans and borrowings	(405)	(226)
– Interest on lease liabilities	(32,991)	(34,396)
	(33,396)	(34,622)
Net finance income	32,948	110,603

8 Income taxes

(a) Taxation recognized in consolidated profit or loss:

	For the year ended June 30,	
	2022	**2023**
	RMB'000	***RMB'000***
Amounts recognized in consolidated profit or loss		
Current tax		
Provision for the year	252,989	**557,630**
Deferred tax		
Origination and reversal of temporary differences	14,081	**(5,845)**
Tax expense	267,070	**551,785**

1) *Cayman Islands and the British Virgin Islands ("BVI")*

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2) *Hong Kong*

Under the current Hong Kong Inland Revenue Ordinance, the Company's Hong Kong subsidiaries are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Group to benefit from the progressive rates.

3) *Mainland China*

Under the Corporate Income Tax ("CIT") Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15% prior to December 31, 2022.

A subsidiary established in Guangzhou Nansha, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou, the PRC, is qualified as high and new technology enterprise and is entitled to a preferential income tax rate of 15% for three fiscal years ending December 31, 2024.

4) *United States*

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%. Other subsidiaries in United States mainly are subject to state income tax rates ranging from 6.25% to 11.5% depending on the location of the operation.

5) *Indonesia*

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate on taxable income. The statutory tax rate was 22% from fiscal year ended December 31, 2021 and onwards.

6) *India*

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 26% for fiscal year ended March 31, 2022 and 29.12% from fiscal year ended March 31, 2023 and onwards.

7) *Canada*

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8) *Singapore*

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

9) *Vietnam*

Under the Law on Corporate Income Tax enacted in Vietnam, the subsidiary incorporated in Vietnam is subject to a tax rate of 20% on its assessable income.

(b) *Reconciliation between tax expense and accounting profit at applicable tax rates:*

	For the year ended June 30,	
	2022	**2023**
	RMB'000	***RMB'000***
Profit before taxation	906,813	**2,333,614**
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	214,704	**566,955**
Tax effect of share-based compensation expenses	20,254	**15,435**
Tax effect of other non-deductible expenses	10,935	**13,666**
Effect of preferential tax treatments on assessable profits of certain subsidiaries	(18,001)	**(42,739)**
Tax effect of additional deduction on research and development costs	–	**(4,217)**
Tax effect of exempted and non-taxable interest income	(4,044)	**(7,421)**
Effect of unused tax losses not recognized	44,888	**22,956**
Effect of unrecognized deductible temporary differences being utilized	(1,666)	**(12,850)**
Actual tax expenses	267,070	**551,785**

9 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i) Profit attributable to ordinary shareholders (basic):

	For the year ended June 30,	
	2022	**2023**
	RMB'000	***RMB'000***
Profit attributable to the equity shareholders of the Company	638,170	**1,768,926**
Less:		
Allocation of undistributed earnings to holders of unvested restricted shares	(1,576)	**(424)**
Profit used to determine basic earnings per share	636,594	**1,768,502**

The unvested restricted shares granted to employees under the 2020 Share Incentive Plan are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic earnings per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii) Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,205,527,348 and 1,243,320,377 in issue for the years ended June 30, 2022 and 2023, respectively, were calculated as follows:

	For the year ended June 30,	
	2022	**2023**
	Number of shares	**Number of shares**
Issued ordinary share at July 1, 2021 and 2022	1,204,860,715	**1,202,646,619**
Effect of shares issued relating to Hong Kong public offering and exercise of the over-allotment option	–	**40,181,685**
Effect of shares released from share incentive plan	2,369,454	**2,878,812**
Effect of repurchase of shares	(1,702,821)	**(2,386,739)**
Weighted average number of ordinary shares	1,205,527,348	**1,243,320,377**

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

During the years ended June 30, 2022 and 2023, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB638,170,000 and RMB1,768,926,000 and the weighted average number of ordinary shares of 1,216,637,439 and 1,250,545,116 shares, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the year ended June 30,	
	2022	**2023**
	Number of shares	**Number of shares**
Weighted average number of ordinary shares, basic	1,205,527,348	**1,243,320,377**
Dilutive effect of share incentive plan	11,110,091	**7,224,739**
Weighted average number of ordinary shares, diluted	1,216,637,439	**1,250,545,116**

10   Property, plant and equipment

	Apartments RMB'000	Leasehold improvements RMB'000	Office equipment RMB'000	Store operating equipment RMB'000	Motor vehicles RMB'000	Moulds RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:								
At July 1, 2021	–	111,949	37,431	46,469	2,740	–	–	198,589
Acquisition of a subsidiary	–	–	14	–	–	–	10,276	10,290
Additions	242,639	67,160	16,779	7,628	232	26,511	48,528	409,477
Disposals	–	(15,389)	(3,183)	(6,670)	(622)	(102)	–	(25,966)
Exchange adjustments	–	4,400	2	(636)	(3)	–	–	3,763
At June 30, 2022	242,639	168,120	51,043	46,791	2,347	26,409	58,804	596,153
Acquisition of a subsidiary	–	451	888	–	–	–	–	1,339
Additions	–	8,710	7,348	5,348	675	19,585	155,331	196,997
Transfer from construction in progress	–	36,419	–	–	–	–	(36,419)	–
Disposals	–	(75,541)	(5,611)	(5,191)	–	(253)	(2,084)	(88,680)
Exchange adjustments	–	9,112	380	(225)	67	–	757	10,091
At June 30, 2023	242,639	147,271	54,048	46,723	3,089	45,741	176,389	715,900
Accumulated depreciation:								
At July 1, 2021	–	(41,007)	(18,626)	(22,923)	(1,510)	–		(84,066)
Charge for the year	(7,538)	(17,840)	(7,144)	(8,647)	(452)	(17,244)		(58,865)
Written back on disposals	–	4,541	1,672	4,524	500	19		11,256
Exchange adjustments	–	(1,710)	63	395	6	–		(1,246)
At June 30, 2022	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)		(132,921)
Charge for the year	(8,712)	(24,270)	(10,981)	(4,690)	(475)	(21,578)		(70,706)
Written back on disposals	–	44,866	3,058	3,857	–	63		51,844
Exchange adjustments	–	(3,084)	(887)	587	(18)	–		(3,402)
At June 30, 2023	(16,250)	(38,504)	(32,845)	(26,897)	(1,949)	(38,740)		(155,185)

	Apartments RMB'000	Leasehold improvements RMB'000	Office equipment RMB'000	Store operating equipment RMB'000	Motor vehicles RMB'000	Moulds RMB'000	Construction in progress RMB'000	Total RMB'000
Impairment:								
At July 1, 2021	–	(36,432)	–	(1,775)	–	–	–	(38,207)
Addition	–	(8,880)	(1,380)	(2,802)	–	–	–	(13,062)
Written back on disposals	–	7,536	–	1,231	–	–	–	8,767
Exchange adjustments	–	(940)	(42)	146	–	–	–	(836)
At June 30, 2022	–	(38,716)	(1,422)	(3,200)	–	–	–	(43,338)
Addition	**–**	**(5,640)**	**(591)**	**(1,017)**	**–**	**–**	**–**	**(7,248)**
Written back on disposals	**–**	**24,875**	**–**	**1,140**	**–**	**–**	**–**	**26,015**
Exchange adjustments	**–**	**(2,031)**	**197**	**324**	**–**	**–**	**–**	**(1,510)**
At June 30, 2023	**–**	**(21,512)**	**(1,816)**	**(2,753)**	**–**	**–**	**–**	**(26,081)**
Net book value:								
At June 30, 2022	235,101	73,388	25,586	16,940	891	9,184	58,804	419,894
At June 30, 2023	**226,389**	**87,255**	**19,387**	**17,073**	**1,140**	**7,001**	**176,389**	**534,634**

11 Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property RMB'000	Warehouse equipment RMB'000	Land use right RMB'000	Total RMB'000
Cost:				
At July 1, 2021	1,077,417	11,702	–	1,089,119
Acquisition of a subsidiary	–	–	1,781,595	1,781,595
Additions	337,717	414	815	338,946
Derecognition	(408,249)	(1,470)	–	(409,719)
Exchange adjustments	6,239	2	–	6,241
At June 30, 2022	1,013,124	10,648	1,782,410	2,806,182
Acquisition of a subsidiary	**10,467**	**–**	**–**	**10,467**
Additions	**718,845**	**143**	**–**	**718,988**
Derecognition	**(620,305)**	**–**	**–**	**(620,305)**
Exchange adjustments	**35,218**	**–**	**–**	**35,218**
At June 30, 2023	**1,157,349**	**10,791**	**1,782,410**	**2,950,550**
Accumulated depreciation:				
At July 1, 2021	(359,888)	(1,548)	–	(361,436)
Charge for the year	(275,310)	(3,765)	(30,531)	(309,606)
Derecognition	243,575	1,470	–	245,045
Exchange adjustments	(2,917)	(1)	–	(2,918)
At June 30, 2022	(394,540)	(3,844)	(30,531)	(428,915)
Charge for the year	**(285,393)**	**(3,592)**	**(45,208)**	**(334,193)**
Derecognition	**384,771**	**–**	**–**	**384,771**
Exchange adjustments	**(11,660)**	**–**	**–**	**(11,660)**
At June 30, 2023	**(306,822)**	**(7,436)**	**(75,739)**	**(389,997)**
Impairment:				
At July 1, 2021	(37,796)	–	–	(37,796)
Derecognition	4,249	–	–	4,249
Exchange adjustments	(1,131)	–	–	(1,131)
At June 30, 2022	(34,678)	–	–	(34,678)
Reversal	**3,800**	**–**	**–**	**3,800**
Derecognition	**24,439**	**–**	**–**	**24,439**
Exchange adjustments	**(1,514)**	**–**	**–**	**(1,514)**
At June 30, 2023	**(7,953)**	**–**	**–**	**(7,953)**
Net book value:				
At June 30, 2022	583,906	6,804	1,751,879	2,342,589
At June 30, 2023	**842,574**	**3,355**	**1,706,671**	**2,552,600**

12 Other investments

	As at June 30,	
	2022	2023
	RMB'000	RMB'000
Financial assets measured at FVTPL:		
Non-current		
– Investment in an unlisted enterprise	–	73,870
Current		
– Investments in trust investment schemes	208,649	205,329
– Others	1,874	–
	210,523	205,329

In December 2020, the Group invested in a trust investment scheme ("**Trust Scheme A**") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to September 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 and 2023 was estimated to be RMB103,537,000 and RMB101,600,000, respectively.

In July 2021, the Group invested in another trust investment scheme ("**Trust Scheme B**") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to July 2023. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 and 2023 was estimated to be RMB105,112,000 and RMB103,729,000, respectively.

In June 2023, the Group invested in an unlisted limited partnership enterprise (the "**Partnership Enterprise**") with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. The Group has an intention of holding such investments as long-term investments. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise and therefore this investment is accounted as financial assets measured at FVTPL. The fair value of this investment as at June 30, 2023 was measured with reference to recent transaction price.

13 Inventories

	As at June 30,	
	2022	2023
	RMB'000	RMB'000
Finished goods	1,186,810	1,447,799
Low-value consumables	1,285	2,720
	1,188,095	1,450,519

(a) *The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:*

	For the year ended June 30,	
	2022	2023
	RMB'000	*RMB'000*
Carrying amount of inventories sold	6,915,713	6,879,212
Reversal of write-down of inventories	(44,737)	(19,850)
Cost of inventories recognized in consolidated statements of profit or loss	6,870,976	6,859,362

14 Trade and other receivables

	As at June 30,	
	2022	2023
	RMB'000	*RMB'000*
Non-current		
Amounts due from related parties	–	10,647
Deposits	10,000	41,834
Value-added tax ("**VAT**") recoverable	18,274	22,160
	28,274	74,641
Current		
Trade receivables	375,798	394,727
Less: loss allowance	(85,117)	(88,764)
Trade receivables, net of loss allowance	290,681	305,963
Amounts due from related parties	5,105	5,602
Miscellaneous expenses paid on behalf of franchisees	246,097	265,335
VAT recoverable	182,906	270,298
Rental deposits	101,124	86,600
Receivables due from on-line payment platforms and banks[(i)]	26,806	34,726
Prepayments for inventories	52,476	49,631
Prepayments for licensing expenses	35,223	40,934
Prepayments for listing expenses relating to Hong Kong public offering	58,560	–
Prepayments for promotion and advertising expenses	9,302	17,374
Others	47,918	73,693
	1,056,198	1,150,156

Notes:

(i)　Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group's instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

(ii)　All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(iii)　Trade debtors are due within 20 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at June 30,	
	2022	2023
	RMB'000	RMB'000
Within 90 days	182,184	281,511
91 to 180 days	89,050	20,112
181 to 360 days	8,108	2,332
361 to 540 days	11,233	1,074
Over 540 days	106	934
	290,681	305,963

15 Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,	
	2022	2023
	RMB'000	RMB'000
Cash on hand	450	576
Cash at bank	5,348,042	6,488,637
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	5,348,492	6,489,213

16 Restricted cash

	As at June 30,	
	2022	2023
	RMB'000	RMB'000
Bank deposits held in an escrow bank account[i]	5,772	1,391
Bank deposits frozen for legal proceedings[ii]	26,604	25,682
	32,376	27,073

Notes:

(i)   The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

(ii)   The balance mainly represented deposits frozen for the lawsuit relating to illicit competition.

17   Trade and other payables

	As at June 30,	
	2022	2023
	RMB'000	*RMB'000*
Trade payables	649,415	**653,713**
Payroll payable	68,969	**93,065**
Accrued expenses	264,905	**236,594**
Other taxes payable	52,078	**49,072**
Deposits	1,875,380	**1,785,405**
Payable relating to leasehold improvements	37,109	**47,654**
Amounts due to related parties	13,710	**6,371**
Others	111,425	**147,428**
	3,072,991	**3,019,302**

The credit period granted by suppliers is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables, based on the invoice date and net of loss allowance, is as follows:

	As at June 30,	
	2022	2023
	RMB'000	*RMB'000*
Within 1 month	599,280	**613,353**
1 to 3 months	32,308	**27,210**
3 months to 1 year	5,010	**7,350**
Over 1 year	12,817	**5,800**
	649,415	**653,713**

18   Share capital and additional paid-in capital

As at June 30, 2022 and 2023, the Company authorized 5,000,000,000 ordinary shares, with a par value of US$0.00001 each.

As of June 30, 2022 and 2023, analysis of the Company's issued shares including treasury shares reserved for the share incentive plan, was as follows:

	As at June 30, 2022		As at June 30, 2023	
	Number of shares	Share capital	**Number of shares**	**Share capital**
		RMB'000		*RMB'000*
Class A ordinary shares	897,275,873	69	**–**	**–**
Class B ordinary shares	328,290,482	23	**–**	**–**
Ordinary shares	–	–	**1,263,689,685**	**95**
	1,225,566,355	92	**1,263,689,685**	**95**

51

(i) Prior to the Company's Listing on the HKEX, the Company adopted a dual-class share structure, including Class A ordinary shares and Class B ordinary shares. Holders of the Class A ordinary shares and Class B ordinary shares had the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares was entitled to three votes per share, while the holders of Class A ordinary shares entitled to one vote per share. Each Class B ordinary share was convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares were not convertible into Class B ordinary shares under any circumstances.

(ii) Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effective from the Company's listing on the HKEX, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of US$0.00001 each.

(iii) On July 13, 2022, the Company completed its dual primary listing on the HKEX. In connection with the dual primary listing, the Company completed a global offering and issued 41,586,200 ordinary shares, including 486,200 shares upon exercise of the over-allotment option, with a par value of US$0.00001 each and offer price of HK$13.80 each.

(iv) During the years ended June 30, 2022 and 2023, 3,897,180 and 4,161,100 of restricted shares, restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(v) As at June 30, 2022 and 2023, among the ordinary shares issued, 22,919,736 and 18,834,996 shares were recognized as treasury shares, respectively.

(vi) On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022 (the "**2021 Share Repurchase Program**").

On September 29, 2022, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the "**2022 Share Repurchase Program**").

During the year ended June 30, 2023, the Company repurchased ordinary shares under the 2021 and 2022 Share Repurchase Programs as follows, and the cost of the Company's shares held by the Group was recorded in treasury shares:

| Month | Shares repurchased on the New York Stock Exchange | | | | Shares repurchased on the HKEX | | | |
| | Number of shares repurchased | Highest price paid per share | Lowest price paid per share | Aggregate price paid | Number of shares repurchased | Highest price paid per share | Lowest price paid per share | Aggregate price paid |
		USD	USD	USD'000		HKD	HKD	HKD'000
July 2022	40,000	1.94	1.94	78	–	–	–	–
September 2022	36,360	1.39	1.39	51	–	–	–	–
October 2022	2,921,668	1.39	1.12	3,692	166,000	10.38	9.98	1,696
November 2022	375,200	1.50	1.40	549	–	–	–	–
Total	3,373,228			4,370	166,000			1,696
Equivalent to RMB'000				31,175				1,536

Pursuant to 2021 Share Repurchase Program, the Company had repurchased a total of 6,187,636 ordinary shares on the New York Stock Exchange as of September 21, 2022, the expiry date of the program. In October 2022, the Board approved to transferred all these 6,187,636 repurchased shares to special purpose vehicles for future grants of share awards under the 2020 Share Incentive Plan.

Under the 2022 Share Repurchase Program, 166,000 shares repurchased on the HKEX and 3,296,868 shares repurchased on the New York Stock Exchange were cancelled as of June 30, 2023.

(vii)   Pursuant to a resolution approved by the board of directors of the Company on May 16, 2023, the Company offset its accumulated losses by using additional paid-in capital of RMB730,898,000 (equivalent to USD105 million).

19   Dividends

During the year ended June 30, 2022, dividends of US$0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), in respect of the fiscal year ended June 30, 2021 were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the year ended June 30, 2023, special cash dividends of US$0.043 per ordinary share, amounting to USD53,640,000 (equivalent to RMB370,787,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Final dividends of US$0.103 per ordinary share, amounting to USD128.8 million, in respect of the fiscal year ended June 30, 2023, were proposed and approved by the Board in August 2023. The dividends will be distributed from capital reserve and have not been recognized as liabilities as of June 30, 2023.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the website of the HKEX at **www.hkexnews.hk** and our Company's website at **ir.miniso.com**. The annual report of the Company for the fiscal year ended June 30, 2023 will be dispatched to the Company's shareholders and made available for review on the above websites in due course. A separate environmental, social and governance report of the Company will also be made available for review on the above websites in due course.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, September 15, 2023

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.